FORM 5
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)
X    Form 3 Holdings Reported
__   Form 4 Transaction Reported

1. Name and Address of Reporting Person:                         Peroulas, Sam
                                                                 222 Lakeview Ave., Suite 113
                                                                 West Palm Beach, FL   33401
2. Issuer Name and Ticker or Trading Symbol:                     Orange Productions, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                      02/2000
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                        X Director
                                                                 X 10% owner
                                                                 X Officer (Title): President, CEO
                                                                 _ Other (Specify)
          X Filed by One Reporting Person.
          _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                   Common Stock
2. Transaction Date:
3. Transaction Code:
4. Securities Acquired (A) or
Disposed (D):                 Amount:
                              A or D:
                              Price:
5. Amount of Securities
   Beneficially owned at end
   of Issuer's Fiscal Year:             1,650,000
6. Ownership Form:
Direct (D) or Indirect (I):             D
7. Nature of Indirect
Beneficial Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                          N/A
2.  Conversion or Exercise Price of Derivative
Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
5.  Number of Derivative Securities                  (A):
Acquired (A) or Disposed of (D):                     (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially
Owned  at end of Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:







/s/ Sam Peroulas                                    Date: 04/14/2000
--------------------------------
Sam Peroulas
**Signature of Reporting Person

**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
  Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).